                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No.              )*


                              I.C.H. Corporation
                              ------------------
                               (Name of Issuer)

                         Common Stock, par value $1.00
                         -----------------------------
                        (Title of Class of Securities)

                                   449264100
                                   ---------
                                (CUSIP Number)

Carol McCoy, 2001 Third Avenue South, Birmingham, Alabama 35233, (205) 325-4243
- -------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                         Person Authorized to Receive
                          Notices and Communications)

                               February 11, 1994
                               -----------------
                     (Date of Event which Requires Filing
                              of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

      Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of 8 Pages

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Torchmark Corporation
     I.R.S.  I.D. No. 63-0780404

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)  [   ]
                                                           (b)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS *

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                          [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES     (7)  SOLE VOTING POWER

                          4,677,243

BENEFICIALLY         (8)  SHARED VOTING POWER

                          0

OWNED BY EACH        (9)  SOLE DISPOSITIVE POWER

                          4,677,243

REPORTING PERSON    (10)  SHARED DISPOSITIVE POWER

                          0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,677,243

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                [   ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.78%

(14)  TYPE OF REPORTING PERSON *

      CO


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 8 Pages

Item 1.   Security and Issuer:

          Common Stock, par value $1.00

          I.C.H. Corporation ("I.C.H.")
          100 Mallard Creek Road, Suite 400
          Louisville, Kentucky 40207

Item 2.   Identity and Background:

          Torchmark Corporation, a Delaware corporation ("Torchmark") 2001 Third Avenue South
          Birmingham, Alabama 35233

          Torchmark is an insurance and diversified financial services holding company.

          The following information is provided with respect to all executive officers, directors and controlling persons of Torchmark, all of whom are citizens of or domiciled in the United States:

                              Principal                          Business                 Position with
Name                          Occupation          Employer       Address                  Reporting Person
- ----                          ----------          --------       -------                  ----------------

R.K. Richey                  Insurance/           Torchmark      2001 Third Ave. South    Chairman, CEO and
                             Financial Services                  Birmingham, AL 35233     Director

Keith A. Tucker              Insurance/           Torchmark      2001 Third Ave. South    Vice Chairman  and
                             Financial Services                  Birmingham, AL 35233     Director

C.B. Hudson                  Insurance/           Torchmark      2001 Third Ave. South    Chairman of
                             Financial Services                  Birmingham, AL 35233     Insurance Operation
                                                                                          Director

William T. Graves            Insurance/           Torchmark      2001 Third Ave. South    Executive Vice
                             Financial Services                  Birmingham, AL 35233     President

J.P. Bryan                   Financial Services   Torchmark      1221 Lamar Suite 1600    Chairman and CEO of
                                                                 Houston, TX 77010        Torch Energy
                                                                                          Advisors, Inc.

Henry J. Herrmann            Financial Services   Torchmark      6300 Lamar Ave.          Senior VP and Chief
                                                                 Shawnee Mission, KS      Investment Officer
                                                                 66202                    United Investors
                                                                                          Management Co.

Robert P. Davison            Personal             Self-Employed  5 Tamarac Ln.            Director
                             Investments                         Cherry Hills
                                                                 Englewood, CO 80110

Joseph M. Farley             Attorney             Law firm of    1710 6th Ave. N          Director
                                                  Balch and      Birmingham, AL 35203
                                                  Bingham

Louis T. Hagopian            Advertising and      Meadowbrook    270 Sabal Palm Lane      Director
                             Marketing            Enterprises    Vero Beach, FL 32963
                             Consultancy

Joseph L. Lanier,            Textiles             Dan River Inc. 803 3rd Ave.             Director
Jr.                                                              West Point, GA 31833

Harold T. McCormick          Leisure              Bay Point      3 Deerwood               Director
                             Industry             Yacht and      Birmingham, AL 35242
                                                  Country Club

Joseph W. Morris             Attorney             Gable and      2000 Bank IV Center      Director
                                                  Gotwals        75 West 6th Street
                                                                 Tulsa, OK 74119

                               Page 3 of 8 Pages

Yetta G. Samford,            Attorney             Samford,       709 Avenue A             Director
Jr.                                               Denson         Opelika, AL 36803
                                                  Horsley Pettey
                                                  and Martin

George J. Records            Retail Banking/      Midland        5110 Guilford Lane       Director
                             Mortgage Operations  Financial Co.  Oklahoma City, OK 73120

         (d). Neither Torchmark nor any of the above listed persons have, within the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e). Neither Torchmark nor any of the above listed persons have, within the last 5 years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting them to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

              On February 11, 1994, Torchmark acquired 4,677,243 shares of I.C.H. Common Stock for a purchase price of $23,386,215 in cash. The source of the funds was working capital of Torchmark.

Item 4.  Purpose of Transaction:

         Pursuant to the Stock Purchase Agreement, dated January 15, 1994, among I.C.H., Consolidated National Corporation, a Kentucky corporation ("CNC"), Consolidated Fidelity Life Insurance Company, a Kentucky life insurance corporation ("CFLIC"), Robert T. Shaw, C. Fred Rice and Torchmark (the "Stock Purchase Agreement"), Torchmark has acquired shares in I.C.H. for purposes of investment and has no current plans or proposals that relate to, or would result in, a sale of the Common Stock purchased; provided, however, Torchmark reserves the right in the future to purchase or dispose of its shares of I.C.H. Common Stock in open market transactions, private transactions or otherwise.

         (a) Pursuant to the Stock Purchase Agreement, I.C.H. agreed that in accordance with that certain agreement, dated June 15, 1993, as amended, among I.C.H., CNC and CFLIC, CFLIC will transfer all shares (other than as specified in the Stock Purchase Agreement) of I.C.H. equity securities and any securities exercisable for or convertible into I.C.H.'s equity securities that are owned by CFLIC.

         (d) Pursuant to the Stock Purchase Agreement, I.C.H. agreed to amend its bylaws to eliminate the requirement that the number of directors be an integral of four. An officer of Torchmark has been elected to the board of directors of I.C.H. as of the closing of the acquisition of I.C.H. Common Stock described herein. So long as Torchmark owns at least five percent of the issued and outstanding shares of Common Stock of I.C.H., I.C.H. will cause a person designated by Torchmark to be nominated for election as a director of I.C.H. and I.C.H. will use its best efforts to secure election of such person as a director to the I.C.H. board of directors.

                              Page 4 of 8 Pages

         (e) Pursuant to the Stock Purchase Agreement, I.C.H. Corporation agreed to use its reasonable best efforts to cause to be filed an amendment to its certificate of incorporation to eliminate Class B Common Stock. I.C.H. Corporation also agreed not to reduce the number of shares of voting securities outstanding prior to the closing of the transaction contemplated by the Stock Purchase Agreement.

         Other than as set forth above, there are no plans or proposals of the type contemplated in Items 4(a)-4(j).

Item 5.  Interest in Securities of the Issuer:

              (a) Torchmark is the record and beneficial owner of 4,677,243 shares (9.78%) of I.C.H. Common Stock.

              (b) Torchmark has sole power to vote or to direct the vote of, and to dispose or direct the disposition of, 4,677,243 shares of I.C.H. Common Stock. No other person named in Item 2, either individually or as part of a "group" as that term is defined in Section 13(d)(3), owns beneficially any shares of the Common Stock.

              (c) On January 15, 1994, Torchmark entered into the Stock Purchase Agreement whereby Torchmark agreed to purchase 4,677,243 shares of Common Stock of I.C.H. for a purchase price of $23,386,215. This transaction was closed on February 11, 1994 and is the subject of this Schedule 13D. Other than as described herein, none of the persons named in Item 2 have effected any transactions in the Common Stock during the preceding 60-day period.

              (d)  Not applicable.

              (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         I.C.H. agreed pursuant to Section 8.15 of the Stock Purchase Agreement that so long as Torchmark owns at least five percent of the issued and outstanding shares of I.C.H. Common Stock, one person designated by Torchmark will be nominated for election as a director of I.C.H. and I.C.H. will use its best efforts to secure election of such person as a director.

                              Page 5 of 8 Pages

Item 7.  Material to be Filed as Exhibits:

         The following exhibits are attached hereto:

        Exhibit No.                                 Description
        -----------               ----------------------------------------------
              1                   Stock Purchase Agreement dated January 15,
                                  1994, among I.C.H., Consolidated National
                                  Corporation, a Kentucky corporation,
                                  Consolidated Fidelity Life Insurance Company,
                                  a Kentucky life insurance corporation, Robert
                                  T. Shaw, C. Fred Rice and Torchmark
                                  (incorporated by reference to Exhibit No. 1
                                  page 4 of I.C.H.'s Report on Form 8-K (File
                                  No. 1-7697) as filed January 27, 1994.

              2                   Amendment to Stock Purchase Agreement dated
                                  February 11, 1994, among I.C.H., Consolidated
                                  National Corporation, a Kentucky corporation,
                                  Consolidated Fidelity Life Insurance Company, a Kentucky life insurance corporation, Robert
                                  T. Shaw, C. Fred Rice and Torchmark.

                              Page 6 of 8 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 22, 1994.

                                               TORCHMARK CORPORATION



                                               By:  /s/ Carol McCoy
                                                   -----------------------------
                                                   Carol McCoy
                                                   Associate Counsel and
                                                   Assistant Secretary

                              Page 7 of 8 Pages